Final Term Sheet

Dated April 27, 2026

Relating to

Preliminary Prospectus Supplement
dated April 27, 2026 and
 Prospectus dated March 22, 2024

Registration No. 333-278173

HEXCEL CORPORATION
$400,000,000 4.900% Senior Notes due 2031

Issuer:	Hexcel Corporation

Security:	4.900% Senior Notes due 2031

Principal Amount:	$400,000,000

Stated Maturity Date:	May 15, 2031

Public Offering Price:	99.909% of principal amount, plus accrued interest, if any, from April 30, 2026

Coupon:	4.900% per year

Yield to Maturity:	4.920%

Spread to Benchmark Treasury:	+97 basis points

Benchmark Treasury:	UST 3.875% due March 31, 2031

Benchmark Treasury Price:	99-21¼

Benchmark Treasury Yield:	3.950%

Interest Payment Dates:	Semi-annually on May 15 and November 15 of each year, beginning on November 15, 2026

Interest Rate Adjustment:
The interest rate on the notes is subject to adjustment from time to time if either Moody’s or S&P (or a substitute rating agency therefor) downgrades (or downgrades and subsequently upgrades) the credit rating assigned to the notes as described under “Description of Notes—Interest Rate Adjustment” in the Preliminary Prospectus Supplement.

Optional Redemption:
Prior to April 15, 2031 (i.e., one month prior to the stated maturity date) (the “Par Call Date”), the Issuer may redeem the notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed discounted to the relevant redemption date (assuming the notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points less (b) interest accrued to, but excluding, the relevant redemption date, and

(2) 100% of the principal amount of the notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to, but excluding, such redemption date.

On or after the Par Call Date, the Issuer may redeem the notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest on the principal amount of the notes to be redeemed to, but excluding, the relevant redemption date.

Change of Control Repurchase Obligation:
If a Change of Control Repurchase Event (as defined under “Description of the Notes—Change of Control Repurchase Event” in the Preliminary Prospectus Supplement) occurs, unless the Issuer has exercised its option to redeem the notes in full, the Issuer will be required, subject to certain exceptions, to make an offer to each holder of notes to repurchase all (or, at the election of such holder, any part) of such holder’s notes for cash at a repurchase price equal to 101% of the principal amount of the notes to be repurchased plus unpaid interest, if any, accrued thereon to, but excluding, the repurchase date.

Ratings* (Moody’s/S&P/Fitch):	Baa3 (Stable) / BB+ (Stable) / BBB- (Stable)

Trade Date:	April 27, 2026

Settlement Date**:	April 30, 2026 (T+3)

CUSIP / ISIN:	428291 AQ1 / US428291AQ19

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof.

Joint Book-Running Managers:	BofA Securities, Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC U.S. Bancorp Investments, Inc. TD Securities (USA) LLC

Co-Managers:	BNP Paribas Securities Corp. ING Financial Markets LLC PNC Capital Markets LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. No report of any rating agency is being incorporated by reference herein.

** The Issuer expects that delivery of the notes will be made to investors on the Settlement Date of April 30, 2026, which will be the third business day following the date of pricing of the notes (such settlement being referred to as “T+3”).  Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade the notes prior to one business day before the Settlement Date will be required, by virtue of the fact that the notes initially settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.  Purchasers of the notes who wish to trade the notes prior to one business day before the Settlement Date should consult their own advisors.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you make a decision to invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC, including the prospectus supplement, for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the accompanying prospectus supplement if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, J.P. Morgan Securities LLC collect at 1-212-834-4533 or U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.